

Mail Stop 4720

March 2, 2016

Steven J. Tsimbinos
General Counsel
OceanFirst Financial Corp.
975 Hooper Ave.
Toms River, NJ 08753

    Re: **OceanFirst Financial Corp.**
            Registration Statement on Form S-4
            Filed February 18, 2016
            File No. 333-209590

Dear Mr. Tsimbinos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that the merger is not subject to a price floor. We also note the "The Merger Agreement – Termination of the Merger Agreement" on page 101. For consistency, please revise your disclosure here to indicate that if the two pricing conditions described on page 101 are met, then Cape Bancorp may terminate the merger agreement, and that once the right of termination has been exercised, OceanFirst would have the option of increasing the consideration payable to Cape Bancorp shareholders by increasing the exchange ratio. Please also advise whether the number of shares subject to registration contemplates the shares of common stock OceanFirst may issue in connection with the increase of the exchange ratio if Cape Bancorp exercises its termination right.

Summary

2. Please disclose the percentage ownership that Cape Bancorp shareholders will have in the combined company following the completion of the merger.

The Transactions

Opinion of OceanFirst's Financial Advisor
Sandler O'Neill's Relationship, page 80

3. Please disclose the total dollar amount of compensation OceanFirst paid to Sandler O'Neill for services rendered to OceanFirst over the past two years.

The Merger Agreement

Representations and Warranties, page 89

4. Please either delete or revise the second sentence of the first paragraph since the language appears to represent an inappropriate limitation on reliance on the representations and warranties in the merger agreement, which constitute disclosure for purposes of the registration statement. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005) for further guidance.

5. Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services

cc: David Ingles
        Skadden, Arps, Slate, Meagher & Flom LLP